82-913

J Sainsbury plc

02028613

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Avenue
Washington DC20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Our Ref: quarter4
Date: 12 April 002

SUPPL

Dear Sir

QUARTER 4 TRADING STATEMENT 2001/2002

Please find enclosed a copy of the announcement made to the London Stock Exchange on 12 April 2002 in respect of the Company's Quarter 4 Trading Statement.

Yours sincerely

02 APR 25 AM 11:43

Hazel Jarvis
Manager, Group Registration
& Shareholder Services

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

dw 4/25

J Sainsbury plc
news release

J Sainsbury plc – Fourth Quarter Trading Statement
Fifth consecutive quarter of strong like-for-like sales growth

J Sainsbury plc, the major UK and US food retailer, today issued its Fourth quarter trading statement for the 12 weeks to 30th March 2002.

Sainsbury's Supermarkets (UK)

- Quarter Four total sales up 7.6%* - Easter contributing 1.6%
- Quarter Four like-for-like sales growth up 6.8%* - Easter contributing 1.5%
- Total sales growth for the year up 7.8%* - Easter contributing 0.4%
- Like-for-like sales growth for the year up 6.3%* - Easter contributing 0.3%

*All sales figures are excluding petrol

Shaw's (US)

- Quarter Four total sales up 9.1% - Easter contributing 2%
- Quarter Four like-for-like sales growth up 4.9% - Easter contributing 1.8%
- Total sales growth for the year up 8.2% - Easter contributing 0.5%
- Like-for-like sales growth for the year up 3.9% - Easter contributing 0.4%

Sir Peter Davis, group chief executive, said:

"For the UK supermarkets, we are pleased to report total sales growth of 7.8%* for the year and like-for-like sales growth (adjusted for Easter) of 6%*.

This is our fifth consecutive quarter of strong like for like sales growth and I am particularly pleased with this performance as it is against strong comparatives for the first time.

These numbers demonstrate a sustained step change in our UK supermarkets sales performance. This is clear evidence that our strategy of upgrading our store portfolio combined with offering outstanding quality and great service at competitive prices is being well received by our customers.

We have made real progress and this is evidenced by the fact that we outperformed the industry average for like-for-like sales growth in the quarter and the year.

Shaw's in the US has maintained good progress with total sales growth for the year of 8.2% and like-for-like sales growth of 3.5% (adjusted for Easter). Quarter Four like-for-like sales growth saw an improvement over Quarter Three, despite a mild winter and challenging economic conditions.

We look forward to providing a full update on the progress of our UK recovery programme in our preliminary results announcement on 29th May 2002."

Unaudited Quarter Four sales

	Sainsbury's Supermarkets				Shaws	
	Excluding Petrol		Including Petrol			
	Q4 2002	Q4 2001	**Q4 2002**	Q4 2001	**Q4 2002**	Q4 2001
Total sales growth	**7.6%**	6.9%	**6.2%**	6.0%	**9.1%**	3.2%
Net new space added	**0.8%**	2.1%	**0.8%**	2.2%	**4.2%**	0.7%
Like for like sales growth	**6.8%**	4.8%	**5.4%**	3.8%	**4.9%**	2.5%
Easter adjusted:						
Total sales growth	**6.0%**	6.9%	**4.9%**	6.0%	**7.1%**	3.2%
Like for like sales growth	**5.3%**	4.8%	**4.2%**	3.8%	**3.1%**	2.5%

Notes:
1.Sainsbury's Supermarket's inflation in Q4 was -0.4% including petrol, and 1.6% excluding petrol.
2. The Q4 reported numbers included the week before Easter that was not in the comparatives, and therefore the 2001/02 numbers have been adjusted to a comparable basis.

Unaudited Full Year 2001/02 sales

	Sainsbury's Supermarkets				Shaws	
	Excluding Petrol		Including Petrol			
	FY 2002	FY 2001	FY 2002	FY 2001	FY 2002	FY 2001
Total sales	**7.8%**	3.9%	**6.9%**	4.7%	**8.2%**	5.4%
Net new space added	**1.5%**	2.2%	**1.5%**	2.4%	**4.3%**	4.0%
Like for like sales growth	**6.3%**	1.7%	**5.4%**	2.3%	**3.9%**	1.4%
Easter adjusted:						
Total sales growth	**7.4%**	3.9%	**6.5%**	4.7%	**7.7%**	5.4%
Like for like sales growth	**6.0%**	1.7%	**5.1%**	2.3%	**3.5%**	5.4%

Notes:
1.Sainsbury's Supermarket's inflation in FY was -0.2% including petrol, and 1.7% excluding petrol.
2. The Q4 reported numbers included the week before Easter that was not in the comparatives, and therefore the 2001/02 numbers have been adjusted to a comparable basis.

For enquiries:

Investor Relations **+44 (0) 20 7695 7162**
Roger Matthews
Lynda Ashton
Jennifer van der Eem

Media **+44 (0) 20 7695 6329**
Peter Davis
Mandy Pursey